Exhibit 8.1

Subsidiaries of Top Wealth Group Holding Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Top Wealth (BVI) Holding Limited	British Virgin Islands

Top Wealth Group (International) Limited	Hong Kong

TWG International Limited	Hong Kong

TWG Group Limited	British Virgin Islands

TWG Capital Limited	British Virgin Islands

Airentity International Limited	British Virgin Islands

Airentity Technology Limited	Hong Kong